Exhibit 99.1

Neptune Reminds Shareholders of Upcoming Annual General and Special Meeting and Encourages Shareholders to Vote

The Board of Directors recommends shareholders vote FOR all resolutions

Shareholders with questions or require assistance with voting should call Laurel Hill Advisory Group at 1-877-452-7184 or by email at assistance@laurelhill.com

LAVAL, QC, Aug. 10, 2021 /CNW Telbec/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Corporation") (NASDAQ: NEPT) (TSX: NEPT), a diversified and fully integrated health and wellness company focused on plant-based, sustainable and purpose-driven lifestyle brands, today reminds shareholders of the upcoming Annual General and Special Meeting of shareholders (the "Meeting"). The Meeting will be held online at https://web.lumiagm.com/417745705 on August 26, 2021 at 10:30 a.m. (Eastern time).

YOUR VOTE IS IMPORTANT – PLEASE VOTE TODAY

Neptune encourages all shareholders to read the meeting materials which have been mailed out and filed on SEDAR. Additionally, the materials are available on the Events portion of our investor relations website at www.investors.neptunewellness.com.

Meeting Matters

1.	to elect directors of the Corporation for the ensuing year;
2.	to appoint the auditor or the ensuing year and to authorize the directors of the Corporation to fix its compensation;
3.	to approve the renewal of the Corporation's stock option plan; and
4.	to approve the renewal of the Corporation's equity incentive plan.

The Board of Directors of Neptune recommends that shareholders vote FOR all resolutions.

Shareholder Information and Questions
Neptune shareholders who have questions about the management information circular or require assistance with voting their shares can contact our proxy solicitation agent, Laurel Hill Advisory Group:

Laurel Hill Advisory Group
North America Toll Free: 1-877-452-7184
Calls Outside North America: 416-304-0211
Email: assistance@laurelhill.com

About Neptune Wellness
Headquartered in Laval, Quebec, Neptune is a diversified health and wellness company with a mission to redefine health and wellness. Neptune is focused on building a portfolio of high quality, affordable consumer products in response to long-term secular trends and market demand for natural, plant-based, sustainable and purpose-driven lifestyle brands. The Company utilizes a highly flexible, cost-efficient manufacturing and supply chain infrastructure that can be scaled to quickly adapt to consumer demand and bring new products to market through its mass retail partners and e-commerce channels. For additional information, please visit: https://neptunewellness.com.

View original content:https://www.prnewswire.com/news-releases/neptune-reminds-shareholders-of-upcoming-annual-general-and-special-meeting-and-encourages-shareholders-to-vote-301351891.html

SOURCE Neptune Wellness Solutions Inc.

View original content: http://www.newswire.ca/en/releases/archive/August2021/10/c5440.html

%CIK: 0001401395

For further information: Laurel Hill Advisory Group, North America Toll Free: 1-877-452-7184, Calls Outside North America: 416-304-0211, Email: assistance@laurelhill.com

CO: Neptune Wellness Solutions Inc.

CNW 07:30e 10-AUG-21